Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
HMAN Group Holdings, Inc.:

We consent to the use of our report dated January 22, 2021, with respect to the consolidated balance sheets of HMAN Group Holdings, Inc. as of December 28, 2019 and December 29, 2018, the related consolidated statements of comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 28, 2019, and the related notes and financial statement schedule II – Valuation Accounts included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated January 22, 2021 refers to a change in the methods of accounting for leases and revenue recognition.

/s/ KPMG LLP

Cincinnati, Ohio

February 3, 2021